Filed by AGL Resources Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Nicor Inc.
Commission File No: 333-172084

AGL RESOURCES – NICOR Merger Update Video Transcript

JOHN SOMERHALDER: Hello, I'm John Somerhalder, Chairman, President and CEO of AGL Resources and I'm pleased to update you on our proposed merger with Nicor.  As you're aware, the combination is expected to create a Fortune 500 company that will serve nearly four and a half million customers across seven states -- and will establish the nation's largest natural gas distribution headquarters here in Naperville, Illinois. I'm in Naperville today and am fortunate to be joined by my friend, Russ Strobel, Chairman, President and CEO of Nicor.  Nicor is a strong partner for AGL Resources, with highly complementary businesses, an outstanding reputation and shared values.

RUSS STROBEL:  John, I couldn't agree more about the good match Nicor and AGL Resources represents. As we've continued to learn about each other through the integration planning process, I am even more confident in our companies' ability to come together and establish a platform for growth that is superior to what either Nicor or AGL Resources could have achieved on their own.

JOHN SOMERHALDER: We are at about the midpoint of the merger process and transitioning into the next phase of preparation for post-close integration.  I'm sure many of you have already noticed that activity levels are increasing and more employees are now engaged in the planning process.  But before I talk about what's ahead, Russ, it might be a good idea to review all that we've accomplished so far…

RUSS STROBEL: I'd be happy to do that, John.  I'm proud to say that since we announced the merger in December, many people have been hard at work to obtain the necessary approvals to make this combination a reality. The major regulatory approvals include both federal and state agencies. At the federal level, we have secured clearance or approval by the Securities and Exchange Commission, the Department of Justice, and the Federal Trade Commission. At the state level, the primary regulatory approval is from the Illinois Commerce Commission, which we will continue to work diligently to gain during the second half of this year. We also have secured the necessary approval from the California Public Utilities Commission to transfer ownership of Central Valley Gas Storage from Nicor to AGL Resources at closing.

In addition to approvals by various federal and state regulatory agencies, the transaction requires the approval of the shareholders of both companies. And I'm pleased to report both Nicor and AGL Resources shareholders recently voted overwhelmingly to approve the merger.  In the process of doing so, the shareholders of AGL Resources also approved an increase in the maximum number of directors that may serve on the board, which will allow for the addition of four Nicor board members to the AGL Resources' board following the closing of the merger.

Beyond the pursuit of the required regulatory and shareholder approvals, internal teams have been planning for post-merger integration of our companies. Integration planning teams formed in January focused first on understanding the current operating structure of each company across more than 50 functional areas.  They also recommended integration strategies and operating scenarios for the combined company. Through this process, the teams identified opportunities to transform the businesses by leveraging the best practices of each organization. The Transition Committee -- a group of senior executives from both companies that functions as the governing body for integration planning -- reviewed the teams' recommendations and provided their own feedback, setting the stage for the next phase of integration planning which John referred to earlier.

Before John speaks more about the next phase of integration planning, I'd like to take just a moment to commend AGL Resources for designing and executing such an inclusive integration planning process. AGL Resources has experience with successfully integrating operations after an acquisition, but that is new to many of our team members. Leaders from both companies have been engaged throughout the process, and their insights have been welcomed. I have seen first-hand how thorough the process is -- with no predetermined solutions. While that means we may not yet have all of the answers you want, it also means that real consideration is being given to how we shape the combined company so that two very good companies can combine to create one exceptional company.

JOHN SOMERHALDER: I agree with you, Russ. I continue to be impressed by the talent in both organizations that are working on integration planning, and am equally impressed with the outstanding work being done at all levels of both companies to ensure we continue to meet the daily demands of our business, satisfy customers and advance strategic growth initiatives. No doubt the integration work has the potential to complicate normal operations of both organizations, but the first quarter results of both companies are a testament to the incredible focus and dedication of the AGL Resources and Nicor employees.

We have made great strides in the merger process, both with respect to securing the necessary approvals and as it relates to integration planning. In the weeks and months ahead, however, we will accelerate our work on both of these fronts.

The remaining major approval is that of the ICC, as Russ mentioned. As you may be aware, in late April the ICC Staff initially recommended denial of our application as filed. While the headline was disappointing, it is not without precedent in other merger cases in Illinois. We've since accepted Staff's recommendations on many issues and continue to seek ways to resolve our differences of opinion.  On the few issues where we have not yet reached agreement, we believe there is a reasonable path forward to resolve them as part of the regulatory process. We will have hearings before the ICC in mid-July, and remain confident that we'll be able to work through any open items over the coming months.

The work ahead of the integration planning teams is similarly ambitious. Envisioning the integration of two companies as large and complex as ours is no small challenge. The scale of the combined company is significant. We are essentially doubling the size of our companies, and the impact of that and how we will manage it must be carefully considered.

Greater scale means:
We'll expand our regulated service footprint by not just another state, but by
643 communities….
Our base of retail customers will increase to more than 1 million in 10 states….
Our regulated customer care operation will grow from just under 300 people to as many as 650….
We will deliver nearly 5 billion cubic feet of gas into the market every day through the wholesale businesses…
Our storage facilities will provide more than 30 billion cubic feet of storage capacity to the market by next year, with the potential to expand by as much as three times that…
Finally, we will add to our portfolio Nicor's Tropical Shipping business, one of the leading containerized cargo carriers in the Bahamas and Caribbean region.

Determining how we will work in a truly integrated manner is as critical to our future success as it is demanding.  It's for this reason that such effort and resources are being dedicated to integration planning.  This next phase builds upon the work from the first phase and involves detailed operating model designs for the combined company across all functional areas and business units.  These operating models will serve as blueprints for how our companies will work together in a coordinated and integrated fashion on day one after closing the merger and beyond -- how each department will make decisions and conduct business so we can operate effectively and efficiently as a single entity.

As you would expect, the new operating model will bring change. And though some parts of the organization will feel greater impact than others, we cannot go through an event like this without experiencing change -- not if we want to accomplish our goals.

RUSS STROBEL: While change is certainly imminent for our organizations, John, I’d be remiss if I did not recognize AGL Resources' commitment to maintain the number of full-time equivalent employees serving Nicor Gas customers, and the commitment to continue Nicor's philanthropic contributions in communities across northern Illinois. These undertakings provide stability, and honor the company Nicor employees have built.

JOHN SOMERHALDER: Those commitments also reflect the values and priorities our companies share. In fact, since I've talked about how many things will change as our companies come together, I should point out a few things that won't change… first on that list is our commitment to safety. That is something we share with Nicor and on which we will not compromise. Another is our generosity of spirit within the communities where we live and operate. They are part of the fabric of our companies and our commitment to their well-being is a responsibility we take seriously. Finally, we are committed to treating employees with dignity and respect. While both organizations will experience change, the people in the AGL Resources and Nicor families of companies are loyal, hardworking individuals who deserve nothing less.

As the planning process evolves, we are dedicated to keeping you informed as much as possible of progress and necessary changes. Due to the sensitive nature of much of this work, there are some results of the integration planning process that we will not be able to share until after we successfully close the merger. While I understand this may be somewhat frustrating at times, you have my commitment that we will share what we can, when we can. You also have my gratitude for your continued contributions to the company -- they are critically important in our ability to achieve our integration goals. It is by working together over these next few months that we'll stay on course to deliver the results our customers and shareholders deserve and have come to expect from us.

You can monitor the progress of the merger on the Planet, and I encourage you to discuss any concerns with your supervisor. You may also continue to submit your thoughts and questions to the merger mailbox.

Many thanks for your continued support.

(end)

Forward Looking Statements
To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”).

These forward-looking statements relate to, among other things, the expected benefits of the proposed merger such as growth potential, market profile and financial strength; the competitive ability and position of the combined company; our ability to obtain the necessary approvals for the transaction; and the expected timing of the completion of the transaction. Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements in this release that contain forward-looking statements are qualified by these cautionary statements. Although AGL Resources and Nicor believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by AGL Resources and Nicor stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of AGL Resources and Nicor operations will be greater than expected; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the energy industry, as detailed from time to time in each of AGL Resources’ and Nicor’s reports filed with the Securities and Exchange Commission (“SEC”). There can be no assurance that the proposed merger will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this release, as well as under Item 1.A. in each of AGL Resources’ and Nicor’s Annual Report on Form 10-K for the fiscal year December 31, 2010. AGL Resources and Nicor caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to AGL Resources and Nicor, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to AGL Resources and Nicor or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  The forward-looking statements contained herein speak only as of the date of this communication. Neither AGL Resources nor Nicor undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.

Additional Information
In connection with the proposed merger, a definitive joint proxy statement/prospectus was mailed on or about May 10, 2011 to shareholders of record of AGL Resources and Nicor as of April 18, 2011. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AGL RESOURCES, NICOR AND THE PROPOSED TRANSACTION. The definitive joint proxy statement/prospectus, as well as other filings containing information about AGL Resources and Nicor, can be obtained free of charge at the website maintained by the SEC at www.sec.gov. You may also obtain these documents, free of charge, from AGL Resources’ website (www.aglresources.com) under the tab Investor Relations/SEC Filings or by directing a request to AGL Resources Inc., P.O. Box 4569, Atlanta, GA, 30302-4569. You may also obtain these documents, free of charge, from Nicor’s website (www.nicor.com) under the tab Investor Information/SEC Filings or by directing a request to Nicor Inc., P.O. Box 3014, Naperville, IL 60566-7014.

The respective directors and executive officers of AGL Resources and Nicor, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AGL Resources’ directors and executive officers is available in the definitive joint proxy statement/prospectus and its definitive proxy statement filed with the SEC by AGL Resources on March 14, 2011, and information regarding Nicor directors and executive officers is available in the definitive joint proxy statement/prospectus and its definitive proxy statement filed with the SEC by Nicor on April 19, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation are included in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.